SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Align Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

016255101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership (“KPCB VIII”) 77-0431351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,129,918

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,129,918

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,129,918

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB VIII Associates, L.P., a California limited partnership (“KPCB VIII Associates”) 94-3240818

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
6,488,299 shares of which 6,129,918 are directly held by KPCB VIII and 358,381 shares are directly held by KPCB VIII Founders Fund, L.P., a California limited partnership (“KPCB VIII FF”).  KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
6,488,299 shares of which 6,129,918 are directly held by KPCB VIII and 358,381 shares are directly held by KPCB VIII FF.  KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,299

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Lacob

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 482,469 shares, 68000 of which are vested and exercisable within 60 days.

6.

Shared Voting Power
6,690,713 shares of which 6,129,918 are directly held by KPCB VIII, 358,381 shares are directly held by KPCB VIII FF, and 202,414 shares are directly held by KPCB Life Sciences Zaibatsu Fund II, L.P., a California limited partnership (“KPCB ZF II”).  Mr. Lacob is a general partner of KPCB VIII Associates and KPCB VII Associates, L.P., a California limited partnership (“KPCB VII Associates”), the general partner of KPCB ZF II.  Mr. Lacob disclaims beneficial ownership of the shares held directly by KPCB VIII, KPCB VIII FF, and KPCB ZF II.

	7.	Sole Dispositive Power 482,469 shares 68,000 of which are vested and exercisable within.60 days.

8.

Shared Dispositive Power
6,690,713 shares of which 6,129,918 are directly held by KPCB VIII, 358,381 shares are directly held by KPCB VIII FF, and 202,414 shares are directly held by KPCB ZF II.  Mr. Lacob is a general partner of KPCB VIII Associates and KPCB VII Associates, the general partner of KPCB ZF II.  Mr. Lacob disclaims beneficial ownership of the shares held directly by KPCB VIII, KPCB VIII FF, and KPCB ZF II.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,173,182

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Align Technology, Inc.
	(b)	Address of Issuer's Principal Executive Offices 851 Martin Avenue Santa Clara, CA 95050

Item 2.
	(a)	Name of Person Filing Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnershipKPCB VIII Associates, L.P., a California limited partnershipJoseph S. Lacob
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025
	(c)	Citizenship The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 016255101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of
See rows 5-11 of cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of KPCB VIII, KPCB VIII FF and KPCB ZF II, the general and limited partners of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of Align Technology, Inc. held by, such entity.  No such partner's rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
JOSEPH S. LACOB /s/ Susan Biglieri
Signature
Susan Biglieri/Attorney-in-Fact
Name/Title

February 14, 2003
Date
KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP /s/ Brook H. Byers
Signature
Brook H. Byers/A General Partner
Name/Title

February 14, 2003
Date
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner /s/ Brook H. Byers
Signature
Brook H. Byers/A General Partner
Name/Title

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d–1 of the Act the statement dated February 14, 2003, containing the information required by Schedule 13G, for the securities of Align Technology, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

February 14, 2003
Date
JOSEPH S. LACOB /s/ Susan Biglieri
Signature
Susan Biglieri/Attorney-in-Fact
Name/Title

February 14, 2003
Date
KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP /s/ Brook H. Byers
Signature
Brook H. Byers/A General Partner
Name/Title

February 14, 2003
Date
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner /s/ Brook H. Byers
Signature
Brook H. Byers/A General Partner
Name/Title